Exhibit 12

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                       UNITED TELEPHONE COMPANY OF FLORIDA
                  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                               (In Thousands)


                                              Three Months Ended
                                                   March 31,
                                          ------------------------
                                          1994                1993  (1)
                                          ----               -----
                                                 (Unaudited)

Net income                          $    32,469          $    4,876
Capitalized interest                       (113)               (126)
Income tax provision                     19,031                 792
                                         ------               -----
Subtotal                                 51,387               5,542

Fixed charges:
  Interest charges                        8,753               9,495
  Interest factor of operating rents      1,012                 371
                                          -----               -----
Total fixed charges                       9,765               9,866
                                          -----               -----
Earnings, as adjusted               $    61,152          $   15,408
                                         ======              ======
Ratio of earnings to fixed charges         6.26                1.56
                                           ====                ====


(1) In the absence of the Company's recognition of $40 million of charges related to the Sprint/Centel merger, the ratio of earnings to fixed charges for the first quarter of 1993 would have been 5.62.


NOTE: The above ratios have been computed by dividing fixed charges into the sum of (a) net income less capitalized interest included in income,
(b) income taxes, and (c) fixed charges. Fixed charges consist of interest on all indebtedness (including amortization of debt issuance expenses) and the interest factor of operating rents.


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